Exhibit 99.1

Vipshop Announces Preliminary Results for Third Quarter of 2015

Guangzhou, China, November 13, 2015 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced the preliminary results for the third quarter of 2015 ended September 30, 2015.

For the third quarter of 2015, the Company expects its total net revenue to be between RMB8.6 billion and RMB8.7 billion, representing a year-over-year growth rate of approximately 61% to 63%. This is compared to the Company’s previous guidance for third quarter 2015 total net revenue of RMB9.1 billion to RMB9.3 billion. The weaker-than-expected preliminary third quarter results for total net revenue are partially driven by the warmer-than-expected fall weather in China, which caused customers to delay purchases of relatively higher-priced autumn and winter apparel.

These preliminary, unaudited results are based on management’s initial review of operations for the third quarter of 2015 ended September 30, 2015, and remain subject to change based on management’s ongoing review of the third quarter results.

Conference Call Information

The Company will report final results for the third quarter of 2015 as scheduled. The earnings release will be issued on Tuesday, November 17, 2015 after market close. The conference call will be held on Wednesday, November 18, 2015 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results.

Listeners may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#75283218

The replay will be accessible through November 25, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	#75283218

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com